Exhibit 23.1

CONSENT OF KPMG LLP

The Board of Directors
NVIDIA Corporation:

We consent to incorporation by reference in this registration statement on Form S-8 of our report dated February 12, 2004, relating to the consolidated balance sheets of NVIDIA Corporation and subsidiaries as of January 25, 2004 and January 26, 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 25, 2004, and the related schedule, which report appears in the January 25, 2004 annual report on Form 10-K of NVIDIA Corporation. Our report refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards No. 142, effective January 28, 2002.

Mountain View, California	/s/ KPMG LLP
April 9, 2004